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EX-99.(a)(6)                 LETTER TO UNITHOLDERS               Exhibit (a)(6)

                              September 23, 1999

                     ERP OPERATING LIMITED PARTNERSHIP HAS
                     INCREASED ITS OFFER PRICE TO $815 PER
                    UNIT OF LIMITED PARTNERSHIP INTEREST OF
                             ANGELES PARTNERS XII

                       New Offer Price of $815 per Unit.

   We are increasing our offer price for your limited partnership interests (the "Units") in Angeles Partners XII (the "Partnership") from $750 per Unit to $815 per Unit.

   We are offering to acquire up to 44,718 Units (the "Offer"). The Offer is not subject to any minimum number of Units being tendered. We are also extending the expiration date of the Offer to October 15, 1999, 12:00 midnight, eastern standard time.

   As we are increasing the offer price from $750 to $815 before the expiration date of the Offer, October 15, 1999, unless extended, this increased offer price will be paid with respect to all Units that are purchased by us pursuant to the Offer, whether or not such Units are tendered prior to or after this increase in consideration.

   Our offer price of $815 per unit will be decreased by the amount of any distribution declared or made with respect to the Units between August 20, 1999 and October 15, 1999, or such other date to which the Offer may further be extended. YOU WILL NOT BE REQUIRED TO PAY ANY COMMISSIONS OR FEES IN CONNECTION WITH ANY DISPOSITION OF YOUR UNITS PURSUANT TO THE OFFER (generally, up to 10% of the sale price, subject to a $150-200 minimum commission per trade).

   Please refer to our Offer to Purchase dated September 2, 1999, Amendment No. 1 to the Offer to Purchase dated September 10, 1999, Amendment No. 2 to the Offer to Purchase dated September 23, 1999, and the Supplement to the Offer to Purchase dated September 23, 1999, for additional information about the Offer.

   If you would like to tender your Units to be purchased by us for $815 per Unit, and have not yet completed the pink ERP Letter of Transmittal and delivered it to MMS Escrow and Transfer Agency (the "Depositary"), please complete the yellow Letter of Transmittal we are sending with this letter and deliver it to the Depositary at the address listed on the yellow ERP Letter of Transmittal in the gold envelope provided. If you completed and delivered the pink ERP Letter of Transmittal to the Depositary and have not withdrawn such tender, you do not need to complete the yellow ERP Letter of Transmittal for your Units to be tendered to ERP. In this case, the pink ERP Letter of Transmittal shall be sufficient to tender your Units for purchase by ERP.

   If you have any questions or need assistance, please call the Depositary at
(888) 292-4264.

       The Offer expires on (unless further extended) October 15, 1999.